Northwest Natural Holding Company

220 N.W. 2nd Avenue

Portland, Oregon 97209

Tel:	503.220.2435
Fax:	503.220.2584
e-mail:	Shawn.Filippi@nwnatural.com

April 13, 2018

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Re:	Northwest Natural Holding Company Registration Statement on Form S-4 File No. 333-223549

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Northwest Natural Holding Company hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective at 9:00 a.m., Eastern Time, on April 18, 2018, or as soon thereafter as practicable.

NORTHWEST NATURAL HOLDING COMPANY

Shawn M. Filippi
Corporate Secretary